UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

WebEx Communications, Inc.

(Name of Subject Company)

WebEx Communications, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

94767L 10 9

(CUSIP Number of Class of Securities)

Subrah S. Iyar

Chief Executive Officer

WebEx Communications, Inc.

3979 Freedom Circle

Santa Clara, CA

(408) 435-7000

(Name, Address, and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With a copy to:

Jorge A. del Calvo, Esq.

Pillsbury Winthrop Shaw Pittman LLP

2475 Hanover Street

Palo Alto, CA 94304

(650) 233-4500

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The tender offer for the outstanding common stock of WebEx has not yet commenced. These communications are for informational purposes only and are not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of WebEx common stock will be made only pursuant to an offer to purchase and related materials that Cisco Systems, Inc. intends to file with the SEC on Schedule TO. WebEx also intends to file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. WebEx stockholders and other investors should read these materials carefully because they contain important information, including the terms and conditions of the offer. WebEx stockholders and other investors will be able to obtain copies of these materials without charge from the SEC through the SEC’s website at www.sec.gov, from Georgeson Inc., the information agent for the offer, toll-free at (888) 264-7052 (banks and brokers call (212) 440-9800), from Cisco (with respect to documents filed by Cisco with the SEC) by going to Cisco’s Investor Relations Website at http://www.cisco.com/go/investors, or from WebEx (with respect to documents filed by WebEx with the SEC) by going to WebEx’s Investor Relations Website at www.WebEx.com. Stockholders and other investors are urged to read carefully those materials prior to making any decisions with respect to the offer.

The following contains projections and other forward-looking statements regarding the expected completion and effects of the Offer and the Merger. Statement regarding future events are based on the parties’ current expectations and are necessarily subject to associated risks related to, among other things, obtaining a sufficient number of tendered shares of common stock and regulatory approval of the merger, failure to satisfy the conditions to the Offer or the Merger, whether due to the failure of sufficient WebEx stockholders to tender their WebEx Shares and an intervening competing offer to acquire WebEx made by a third party or otherwise. Actual results may differ materially from those in the projections or other forward-looking statements. For information regarding other related risks, please see the “Risk Factors” section of WebEx’s filings with the SEC, including its most recent filings on Form 10-K and Form 10-Q.

To: All WebEx Employees

From: Subrah S. Iyar

Subject Line: Important Company Announcement

Dear WebEx Employees,

Ten years ago, we founded WebEx with a vision of creating a new workplace paradigm. That vision, combined with the relentless hard work of some pioneering entrepreneurs, led to the introduction of an entirely new way of doing business around the world.

Since we launched WebEx ten years ago, we’ve achieved some important milestones.

We have grown revenue 100X to more than $380 million. Our registered user base has expanded to more than 2.2 million and we serve more than 28,000 customers in 85 countries worldwide. By allowing knowledge workers to easily collaborate across geographical, organizational, and platform boundaries, we have forever changed the way business is done.

Together, we have attained some remarkable accomplishments.

Today, I am pleased to announce a new milestone in WebEx’s history. This morning we announced that we have entered into a definitive agreement to be acquired by Cisco, the undisputed thought leader in network communications worldwide.

The story of Cisco is the story of the internet economy. Since its founding in 1984, Cisco has driven a fundamental shift in the way the world communicates. They have a strong and diverse product line with annual revenues of more than $30 billion and they are the number one or number two competitor in almost every segment in which they compete. It is only fitting that Cisco be the company that will help WebEx accelerate our strategy and vision.

It is a testament to the hard work and dedication of all WebEx employees that our services will become part of the Cisco family of offerings. This combination will allow WebEx to accelerate our strategy and vision.

Our strategy has had two dimensions. We have been laser focused on going “deeper” into customer organizations with our continually expanding web-collaboration suite and going “wider” with our WebEx Connect platform and partner ecosystem. Not only will Cisco be able to help us better deliver on these two dimensions of our strategy, but also they add a third dimension … going ‘broader.”

Cisco will help WebEx go broader in three ways. First, we will be able to capitalize on the relationships Cisco has with large enterprise customers and IT organizations to gain strategic access to these accounts. Second, we can leverage their worldwide footprint and presence to better reach customers around the globe. Third, we can tap into their vast partner and distribution channels to reach new customers.

Going deep, going wide and now also going broad will allow us to take our business to the next level. By combining WebEx and its small and medium business customer base with Cisco’s leadership in network infrastructure for global enterprise customers, Cisco will provide the broadest set of web collaboration products and applications on the market today to meet the needs of businesses of all sizes worldwide.

The details of the transaction have been made public this morning (http://newsroom.cisco.com). The acquisition is subject to WebEx shareholder approval, regulatory reviews and other customary closing conditions. It is expected to close in the second quarter of 2007. I’m sure you all have many questions. We will begin to answer your questions and talk about the going forward strategy at an all hands meeting this afternoon at 1:00PM PT in Santa Clara. Shortly you will receive a link to the WebEx meeting if you are not able to attend in person.

You will all be receiving an invitation to a meeting at Cisco headquarters on Monday for an all hands meeting hosted by John Chambers, Chairman & CEO and others from Cisco. We will also be webcasting this event for those of you that will not be able to attend in person.

For now, I simply want to extend my heartfelt thanks to each and every one of you whose hard work and dedication have brought us to this momentous occasion.

I look forward to the exciting journey ahead as we embark on our next stage of growth.

- Subrah

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